Exhibit 12

H. J. Heinz Company and Subsidiaries

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands)

	Fiscal Years Ended
	April 27,	April 28,	April 29,	April 30,	May 2,
	2011	2010	2009	2008	2007
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)

Fixed Charges:
Interest expense(a)	$279,482	$308,846	$347,756	$372,002	$340,199
Capitalized interest	1,897	2,716	—	—	—
Interest component of rental expense	33,056	34,506	32,655	30,691	30,035

Total fixed charges	$314,435	$346,068	$380,411	$402,693	$370,234

Earnings:
Income from continuing operations before income or loss from equity investees and income taxes	$1,374,169	$1,290,454	$1,319,883	$1,230,763	$1,120,389
Add: Interest expense(a)	279,482	308,846	347,756	372,002	340,199
Add: Interest component of rental expense	33,056	34,506	32,655	30,691	30,035
Add: Amortization of capitalized interest	754	367	633	1,408	2,793

Earnings as adjusted	$1,687,461	$1,634,173	$1,700,927	$1,634,864	$1,493,416

Ratio of earnings to fixed charges	5.37	4.72	4.47	4.06	4.03

(a)	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.